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                           June 2, 2022

       Bart O. Caraway
       Chairman, President, and Chief Executive Officer
       Third Coast Bancshares, Inc.
       2022 Highway 59 North, Suite 190
       Humble, TX 77338

                                                        Re: Third Coast
Bancshares, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed May 26, 2022
                                                            File No. 333-265235

       Dear Mr. Caraway:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Livingston at 202-551-3448 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Blake Redwine